# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ARCUTIS BIOTHERAPEUTICS, INC., CIK 0001787306
CUSIP: 03969K108
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 3027 Townsgate Road, Suite 300, Westlake Village, California (CA), 91361
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-23-004059
Filed by CIK 0001837309

## Reporting persons
- Polar Capital Holdings Plc: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 5,006,472; shared voting power 0; sole dispositive power 5,006,472; shared dispositive power 0; aggregate amount beneficially owned 5,006,472 (4.2% of the class)
- Polar Capital LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 5,006,472; shared voting power 0; sole dispositive power 5,006,472; shared dispositive power 0; aggregate amount beneficially owned 5,006,472 (4.2% of the class)
- Polar Capital Funds PLC - Biotechnology Fund: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); sole voting power 5,006,472; shared voting power 0; sole dispositive power 5,006,472; shared dispositive power 0; aggregate amount beneficially owned 5,006,472 (4.2% of the class)

## Item 1. Issuer
Name of issuer: ARCUTIS BIOTHERAPEUTICS, INC.
Address of issuer's principal executive offices: 3027 TOWNSGATE ROAD, SUITE 300, WESTLAKE VILLAGE, CA, 91361

## Item 2. Person Filing
Name of person filing:
Polar Capital Holdings Plc

Polar Capital LLP

Polar Capital Funds PLC - Biotechnology Fund
Address of principal business office or, if none, residence:
16 Palace Street
London, SW1E 5JD

George's Court, 54-62 Townsend Street
Dublin 2, Ireland
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 5,006,472
Percent of class: 4.2%
Sole power to vote or to direct the vote: 5,006,472
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,006,472
Shared power to dispose or to direct the disposition:
0

Based on 119,201,724 shares outstanding as reported in the Issuer's Form 10-Q on May 6, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Information for each Subsidiary is incorporated on the respective cover pages.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Polar Capital Holdings PLC
By: /s/ Nicholas Farren
Name: Nicholas Farren
Title: Chief Operating Officer

Polar Capital LLP
By: /s/ Nicholas Farren
Name: Nicholas Farren
Title: Chief Operating Officer

Polar Capital Funds PLC - Biotechnology Fund
By: /s/ Nicholas Farren
Name: Nicholas Farren
Title: Chief Operating Officer

## Signatures
- Polar Capital Holdings Plc: /s/ Nicholas Farren, Nicholas Farren - Chief Operating Officer (08/14/2025)
- Polar Capital LLP: /s/ Nicholas Farren, Nicholas Farren - Chief Operating Officer (08/14/2025)
- Polar Capital Funds PLC - Biotechnology Fund: /s/ Nicholas Farren, Nicholas Farren - Chief Operating Officer (08/14/2025)